RULE 424(b)(3)
FILE NO. 333-36750

COMPAQ COMPUTER CORPORATION
Medium-Term Notes
Due Nine Months or More from Date of Issue

Pricing Supplement No. 1
Cusip: 20450EAA0
Dated: May 7, 2001
Pricing Supplement to Prospectus Supplement dated February 14, 2001 and Prospectus dated June 16, 2000

Principal Amount:	$300,000,000.00
Interest Rate:	6.20%
Interest Payment Dates:	The 15th day of each May and November and at Maturity, commencing November 15, 2001 and ending on the Maturity Date.
Redemption Provisions:	None
Original Issue Date:	May 10, 2001
Stated Maturity Date:	May 15, 2003
Specified Currency:	United States Dollars
Proceeds:	$298,812,000.00
Commission or Fee:	$1,050,000.00
Issue Price (expressed as a percentage of aggregate principal amount)	99.954%
Original Issue Discount Note:	No
Dealers	Merrill Lynch & Co. JPMorgan Salomon Smith Barney
Other:	Notes purchased by the Dealers as Principals.